Pinnacle Financial Partners, Inc.

150 Third Avenue South, Suite 900

Nashville, TN 37201

June 18, 2015

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4041

Attention: Jessica Livingston

Re:	Pinnacle Financial Partners, Inc.
Registration Statement on Form S-4/A
Filed June 17, 2015
File No. 333-204658 (the “Registration Statement”)

Dear Ms. Livingston:

On behalf of Pinnacle Financial Partners, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registration Statement to 1:00 p.m., Eastern Daylight Time, on Monday, June 22, 2015, or as soon thereafter as is practicable.

In addition, at the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), the Registrant acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (615) 744-3700 or the Registrant’s outside counsel, D. Scott Holley, at (615) 742-7721 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

PINNACLE FINANCIAL PARTNERS, INC.

By:	/s/ Harold R. Carpenter
Name:	Harold R. Carpenter
Title:	Executive Vice President and
Chief Financial Officer

cc:	M. Terry Turner, Pinnacle Financial Partners, Inc.
D. Scott Holley, Bass, Berry & Sims PLC